SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND
DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2002

TELIA AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A PRESENTATION FIRST USED BY TELIA AB ON JULY 25, 2002.

Interim Report, January-June 2002 Stockholm, 25 July, 2002

Anders Igel President and Chief Executive Officer

Positive underlying earnings trend The Group Growth in core business +6% Underlying EBITDA margin reaches 25% Efficiency measures for continued improvement Reduced investments (CAPEX) Improved cash flow

The Group Improved margin in all core segments Streamlining Affecting over 1,000 employees Cost in Q2: MSEK 482 Intense focus on efficiency The first stage: distribution and sales Potential is still substantial Efficiency measures for enhanced profitability

Customer base, Nordic Region 5,128,000* (+117,000) Telia Mobile Increase in traffic per customer Improved underlying EBITDA Efficiency measures Pan-Nordic organization Redundancy over 500 employees * Excluding 179,000 SP customers Improvements for ARPU and MoU in all markets

Customer base, Sweden 3,484,0001) (+25,000) Record-breaking MoU Improved ARPU despite drops in interconnection price New sales primarily of cash cards New, flexible subscription launched Telia Mobile Increased usage in Sweden 1) Excluding 87,000 SP customers

Customer base, Norway 996,0001) (+11,000) 1) Excluding 92,000 SP customers Higher sales and improved margin (44%) Underlying EBITDA +82% Simple and appealing offers to customers driving increased usage SMS growth still strong Lower customer acquisition costs Telia Mobile Earnings improvement in Norway

Customer base, Denmark 413,000 (+91,000) Customer base, Finland 235,000 (-10,000) Customer growth paving the way towards the turning point Customer acquisition costs affecting Q2 results Higher sales in Finland Switch-over to proprietary network National roaming with Suomen 2G Efficiency measures and redundancies Sale process initiated Telia Mobile Customer growth in Denmark

Lithuania Omnitel (27.5%) 679,4001) +52,700 Latvia Latvijas Mobilais Telefons (24.5%) 413,4001) +24,500 Russia MegaFon (17.8%) 1,680,0002) +736,000 Estonia Eesti Mobiiltelefon (24.5%) 405,8001) +14,800 Improved earnings Growth and potential in Russia Market penetration 7% First pan-Russian operator MegaFon formed Continued growth with high margins in the Baltic Region Telia Mobile Growth in the Baltic Region and Russia 1) Total 2) 520,000 from new operators within MegaFon, 216,000 from North West GSM. Customer base Baltic Region/Russia 3,179,0001) (+828,000)

Focus on profitability and improved margins Telia Internet Services Lower costs Portfolio review Consultant phase-out Restructuring of the business Redundancy approx. 70 employees Higher sales +25% Strengthened market position in broadband Price increase Strong demand from the business segment Groundbreaking IP-VPN deal with Swedish Apoteket Improved margin for the third consecutive quarter. Strengthened market shares in all segments.

Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 ADSL/LAN 92 134 194 233 264 Sweden 38 42 48 52 55 Denmark 43 49 58 65 70 (thousands) High speed Internet via cable Skanova Three times as many ADSL customers in one year Telia Internet Services Strong potential in the business segment Partnership with TV4 470,000 households Internet Cable-ready in Sweden

Telia International Carrier Turbulent market Competitors in bankruptcy Telia has a strong market position Increased order inflow Efficiency measures Redundancies: consultants and employees Reduced leased capacity Lower operating and maintenance costs Improved underlying EBITDA for the third consecutive quarter Reduced investments Earnings unsatisfactory Comprehensive review of International Carrier underway

Stable underlying EBITDA margin despite lower sales Telia Networks Local preselection implemented. Compensated for by: Redundancies approx. 400 employees, mainly in distribution Lower interconnection fees Continued efficiency measures Market trends are forging new opportunities A strengthened Telia is favored in the turbulence Position in the retail market can be reinforced in the long term

Sales growth 8% Underlying EBITDA margin 25-30% CAPEX GSEK 10-15 Comments on earlier financial targets Telia International Carrier Positive EBITDA on a monthly basis, year end 2002 CEO's comments: Too high in current market situation 25% reached in Q2 Realistic Not likely Possible, but will be affected by ComHem Growth brings us closer The Telia Group - medium term Telia Internet Services Positive EBITDA on a monthly basis, year end 2003 Telia Mobile Denmark, approx. 500,000 customers needed to achieve positive EBITDA

Approval of the EU Commission on July 10 conditional upon certain measures Bid period should begin in about two weeks The deal should be finalized in early September Comprehensive planning undertaken Telia Sonera Approval by the EU

Market outlook The Group Overcrowded telecom market Several players in trouble Weakening trend in the wholesale market Market position is critical Leading players getting stronger

Telia's opportunities The Group Take advantage of Telia's strength Strengthen Telia's position on the domestic market Continue the efficiency measures Resolve problem areas International Carrier Telia Mobile Denmark Finalize the merger with Sonera Sharpen Telia's customer- and earnings-focus

Bo Jacobsson Chief Financial Officer

Net sales Q2 00 Q2 01 Q2 02 The Group Growth +1% Core Business +6% MSEK Rolling 12- months (MSEK)

Underlying EBITDA The Group Growth +19% Core Business +12% Margin 25% MSEK Q2 00 Q2 01 Q2 02 Margin

Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Kvartal (MSEK) 3985 4372 4786 4714 4654 5110 Sales Telia Mobile Growth +17% - Customer growth - Increased MoU Norway +28% Reduced interconnect fees in Sweden MSEK

Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Kvartal (MSEK) 1167 1074 1375 1089 1234 1357 0.258 0.218 0.262 0.212 0.244 0.251 Telia Mobile Underlying EBITDA Growth +26% Margin 25% Sweden: Reduced inter- connect fees Norway: Efficiency measures MSEK Margin

Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Kvartal (MSEK) 715 813 797 963 975 1018 Telia Internet Services Sales Growth +25% Continued customer growth Increased prices MSEK

Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Kvartal (MSEK) -350 -168 -229 -223 -170 -144 -0.4875 -0.197 -0.299 -0.23 -0.173 -0.14 MSEK Telia Internet Services Underlying EBITDA Improvement +14% Increased prices Decreased development costs Improved profitability in the cable TV business Margin

Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Kvartal (MSEK) 750 877 1003 1022 1014 1074 Telia International Carrier Sales Growth +22% IP-traffic growth Telephony is 60% of revenues Increase in orders MSEK

Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Kvartal (MSEK) -265 -302 -614 -388 -331 -287 -0.269 -0.276 -0.479 -0.305 -0.277 -0.222 Telia International Carrier Underlying EBITDA Improvement 44 MSEK, compared with Q1 2002 Increased sales Efficiency measures Less leased capacity New operating agreements Reduction in number of consultants and premises MSEK Margin

Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Kvartal (MSEK) 7027 7262 7183 7687 6909 6879 Telia Networks Sales Sales decrease 5%; Comparable units -4% Local preselection Weakened wholesale market MSEK

Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Kvartal (MSEK) 2837 2793 3129 2951 2814 2794 0.352 0.33 0.38 0.317 0.339 0.335 Telia Networks Underlying EBITDA EBITDA unchanged Slightly strengthened margin Efficiency measures MSEK Margin

Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Kvartal (MSEK) -157 208 2339 3746 12 363 Share of earnings in associated companies The Group Capital gains MSEK 335 Units divested in 2001 MSEK

Review of earnings The Group Apr-Jun Apr-Jun Apr-Jun Apr-Jun 2002 2001 2002 2001 Net sales 14,346 14,203 28,231 27,795 Underlying EBITDA 3,587 3,014 6,968 6,362 Operating income 119 988 828 1,799 Income after financial items -78 909 457 1,411 Net income 30 250 157 541 Earnings per share (SEK) 0,01 0,08 0,05 0,18 MSEK

Q2 00 Q3 00 Q4 00 Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Varav capex 3841 3369 7185 3568 3666 5965 4849 2022 2091 Investments 12201 13376 3126 91 2288 335 308 31 546 The Group Of which CAPEX 16,042 5,954 2,637 Q2 00 Q2 01 Q2 02 Investments Reduction 56% Fixed network in Sweden International carrier network GSEK 10-15 in 2002 MSEK

Justerat eget kapital Rantebarande nettoskuld 60.8 10.336 Strong financial position Adjusted equity The Group Net interest-bearing liability Low debt/equity ratio: 0.17 Small decrease in total assets GSEK

The Group Q2 01 Q2 02 Q1 02 Q4 01 Q3 01 Q1 01 Improved operating cash flow from operating activities Reduced investments MSEK Cash flow Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Operating cash flow -3026 3158 4745 9171 -865 1472 Operating cash flow excl. acquisitions and divestments of shares, participations, operations and financial fixed assets -3082 -1304 -1527 -593 -1107 1722

The Group Growth Net sales in core business +6% Margin improvement Underlying EBITDA margin 25% Improved free cash flow adjusted for divestments Strong balance sheet Summary

Forward-Looking Statements

This document contains forward-looking statements regarding the timing of certain regulatory approvals relating to the planned merger between Telia and Sonera and the timing of Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-2 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-2 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-2 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.